WINDELS MARX LANE & MITTENDORF, LLP
156 WEST 56TH STREET
NEW YORK, N.Y. 10019
TEL: (212) 237-1000
FAX: (212) 262-1215

NEW BRUNSWICK, NJ
STAMFORD, CT
BONITA SPRINGS, FL

David Orlin
Direct Dial: (212) 237-1174
Fax (212) 237-1212
e-mail: dorlin@windelsmarx.com

January 8, 2003

VIA FEDERAL EXPRESS
(Do Not Release without Signature)
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BHP Billiton Plc - File No. 82-4647
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following documents have been released to the public by BHP Billiton Plc, a public limited liability company incorporated under the laws of England and Wales, and are being furnished to the Securities and Exchange Commission (the "Commission") on behalf of BHP Billiton Plc pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

Press Release – BHP Billiton Plc - Notification of Interests of Directors – dated 23 December 2002.

Press Release – BHP Billiton Plc – BHP Billiton to Sell Indirect Stake in CVRD – dated 30 December 2002.

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 30 December 2002.

Press Release – BHP Billiton Plc – Chip Goodyear Appointed BHP Billiton Chief Executive, Brian Gilbertson Resigns – dated 6 January 2003

Press Release – BHP Billiton Plc – Further Announcement to Stock Exchanges – dated 6 January 2003

Press Release – BHP Billiton Plc – Final Notification of Interests of Directors and Connected Persons – dated 6 January 2003

dlw 1/14

Office of International Corporate Finance
Securities and Exchange Commission
January 8, 2003
Page 2

The documents enclosed herewith are being furnished with the understanding that they will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such documents shall not constitute an admission for any purpose that BHP Billiton Plc is subject to the Exchange Act.

Very truly yours,

DO/ct
Enclosures

03 JAN 10 AM 11:41

Issued by:	**BHP Billiton Plc**
To:	**London Stock Exchange** **Johannesburg Stock Exchange** **Euronext**
Date:	**23 December 2002**
For Release:	**Immediately**
Contact:	**Ines Watson 020 7747 3976**

Notification of interests of directors

BHP Billiton Plc announces that, on 20 December 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, purchased 60,000 Ordinary shares of US$0.50 each in the capital of BHP Billiton Plc at a price of ZAR45.6667 per share. BHP Billiton Plc was notified of this transaction on 23 December 2002.

These transactions were made on behalf of the Billiton Employee Share Ownership Trust (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above transactions Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 441,300 shares as potential beneficiaries of the Trust.

Ends

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 30 December 2002

Number 62/02

BHP BILLITON TO SELL INDIRECT STAKE IN CVRD

Sweet River Investments Limited (Sweet River), in which BHP Billiton holds a 66.97% interest, today announced its intention to sell its 11.56% interest in Valepar SA to Companhia Siderurgica Nacional (CSN). Valepar is a major (approx. 27%) shareholder in Brazil's Companhia Vale do Rio Doce (CVRD), the largest iron ore producer in the world. BHP Billiton's interest in Sweet River corresponds to approximately 2.1% of CVRD's total capital.

The sale by Sweet River is being made via the exercise of a 'put' option on its Valepar shares to CSN that is exercisable up until May 2004. BHP Billiton's share of the consideration is approximately US$ 343 million.

Commenting on the decision, chairman of BHP Billiton Metais SA, Wilson Nélio Brumer, said, 'The interest in Sweet River was purchased at a time when Billiton was looking at a potential entry into the top end of the iron ore business. As a result of Billiton's merger with BHP Limited in June 2001, the strategic value of this investment has changed. BHP Billiton believes that there is little to be gained from holding the option to the end of its life.'

Consideration from CSN is due within 69 days from exercise of the option.

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7747 3977
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company **BHP BILLITON PLC**			2.	Name of shareholder having a major interest **BARCLAYS PLC**		
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **NOTIFICATION BY SHAREHOLDER NAMED IN 2. ABOVE, RELATING TO HOLDINGS THROUGH THE LEGAL ENTITIES LISTED ON THE ANNEXED SCHEDULE**			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ANNEXED SCHEDULE**		
5.	Number of shares/amount of stock acquired **74,377,139**	6.	Percentage of issued class **3.01% (SEE NOTE 14)**	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class
9.	Class of security **ORDINARY US$0.50**			10.	Date of transaction **23 DECEMBER 2002**	11.	Date company informed **30 DECEMBER 2002**
12.	Total holding following this notification **74,377,139**			13.	Total percentage holding of issued class following this notification **3.01%**		
14.	Any additional information **ANNOUNCEMENT TRIGGERED BY BARCLAYS PLC ATTAINING A NOTIFIABLE INTEREST**			15.	Name of contact and telephone number for queries **INES WATSON +44 (0)20 7747 3976**		
16.	Name and signature of authorised company official responsible for making this notification **INES WATSON**						
Date of notification **30 DECEMBER 2002**							

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

10

LEGAL ENTITY REPORT

BHP BILLITON PLC **SEDOL : 0056650**

As at 23 December 2002 Barclays PLC. through the legal entities listed below, had a notifiable interest in 74,377,139 ORD USD0.50
representing 3.01% of the issued share capital of 2,468,147,002 units

Legal Entity	Holding	Percentage Held
Woolwich Life Ltd	615,812	0.025
Barclays Private Bank Ltd	8,458	0.0003
Barclays Global Fund Advisors	642,093	0.026
Barclays Life Assurance Co Ltd	4,743,911	0.1922
Barclays Capital Securities Ltd	748,408	0.0303
Barclays Bank Trust Company Ltd	736	0.0001
Barclays Global Investors Australia	727,014	0.0295
Barclays Global Investors Ltd	39,987,099	1.6201
Barclays Global Invetors Japan Trus	2,528,436	0.1024
Barclays Nikko Global Invetsors Ltd	867,755	0.0352
Barclays Global Investors, N.A.	23,400,374	0.9481
Barclays Global Investors Japan Inv	107,043	0.0043
Group Holding	**74,377,139**	**3.0135**

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 6 January 2003

Number 01/03

CHIP GOODYEAR APPOINTED BHP BILLITON CHIEF EXECUTIVE, BRIAN GILBERTSON RESIGNS

The boards of BHP Billiton Ltd and BHP Billiton Plc today announced that they had appointed Mr Charles (Chip) Goodyear as Chief Executive to replace Mr Brian Gilbertson, who has resigned as Chief Executive and as a director due to irreconcilable differences with the Boards.

In order to resolve this situation and in the best interests of the company and its shareholders, Mr Gilbertson decided to resign.

"Brian and Paul Anderson were the primary architects of the successful merger of BHP and Billiton that has made the group one of the world's leading resources companies," BHP Billiton Chairman Don Argus said today.

"We wish him every success in the future."

"During my time at BHP Billiton it was a privilege to lead an experienced and talented management team as we created the leading player in our industry. I have every confidence in the future success of the group under Chip Goodyear's leadership," Mr Gilbertson said.

Mr Goodyear (44), who joined BHP in 1999 as Chief Financial Officer, has been Chief Development Officer for the BHP Billiton group since June 2001 and was appointed an executive director in November 2001. Mr Goodyear takes up his new appointment immediately.

Mr. Argus said that Mr Goodyear has the full support of the board in continuing the strategic approach announced last year.

"Chip is an outstanding executive with solid resources industry experience. During his time at BHP Billiton he has shown real leadership skills, financial acumen and a great ability to get things done. He is widely respected throughout the company and is highly regarded by the investment community.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

"The success of the merger integration, the quality of our world class asset base and management team continues to be reflected in the group's solid underlying performance" Mr Argus said.

Commenting on his appointment Mr Goodyear said:

"The Customer Sector Group business model and the company's strategy have been in place and effective for over 18 months. The financial success and the significant progress we have made demonstrate our business model and strategy are working well. Together with the rest of the organization I am enthusiastic about the future and I look forward to continuing these initiatives and building on the progress we have made."

Biographical background attached.

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Michael Buzzard, Media Relations
Tel: +61 3 9609 2046 Mobile: +61 417 914 103
email: Michael.Buzzard@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7747 3977
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BACKGROUND INFORMATION
Charles (Chip) Goodyear

Charles W (Chip) Goodyear became Chief Executive of BHP Billiton on 6 January 2002. Mr Goodyear will relocate from London to the company's headquarters in Melbourne to take up his appointment.

Mr Goodyear (44), who joined BHP in 1999 as Chief Financial Officer, has been BHP Billiton's Chief Development Officer since June 2001 and an executive director since November 2001.

As Chief Development Officer Chip was responsible for overseeing the group's portfolio management activities worldwide as well as strategy development and corporate activity.

In this position he is recognised for completing a number of important transactions that have further refined the BHP Billiton's asset portfolio and added significant value for shareholders. They include merger with Billiton plc and specific transactions including the sale of BHP Billiton's interest in CVRD, the Intercor acquisition and the exit from Indonesian Coal.

Together with Paul Anderson, Chip is widely credited with turning around the fortunes of the old BHP.

Mr Goodyear has extensive financial, corporate restructuring and merger and acquisition experience. He was formerly President of Goodyear Capital Corporation based in the United States. He is highly regarded in the international resources industry holding a number of senior positions including Executive Vice President and Chief Financial Officer of the NYSE listed resources company Freeport-McMoRan Inc.

Career

Executive Director & Chief Development Officer 2001 – 2002; Chief Financial Officer 1999-2001; President Goodyear Capital Corporation 1997-99; Executive Vice President & Chief Financial Officer Freeport-McMoRan, Inc.1995-97; Senior Vice President & Chief Investment Officer Freeport-McMoRan, Inc. 1993-95; Vice President Corporate Finance Freeport-McMoRan, Inc. 1989-93; Vice President Kidder, Peabody & Co. 1986-89; Assistant Vice President Kidder, Peabody & Co. 1985-86; Associate Kidder, Peabody & Co. 1983-85

Personal

MBA The Wharton School of Finance University of Pennsylvania; BSc Yale University, Connecticut.
Married, two children. Recreation: Bicycling,skiing,fishing

FURTHER ANNOUNCEMENT TO STOCK EXCHANGES
6 JANUARY 2003 @ 10.48AM

In response to a request from the Australian Securities and Investments Commission the following announcement is being made by way of clarification.

The resignation of Mr Brian Gilbertson from the BHP Billiton Group announced earlier today, is not related to any concerns by the Board about the financial performance of the Group.

As announced earlier today Mr Gilbertson's resignation will not result in any change in the Company's strategy nor in initiatives previously announced.

The Company's half year preliminary profit announcement will be made, as scheduled, on 24 February 2003.

Karen J Wood
Company Secretary

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

6 January 2003

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse (Euronext)
Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3Z of the Listing Rules

Final Notification of Interests of Directors and Connected Persons

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Final Notification is filed in consequence of Listing Rules of the ASX which requires the following information concerning a director on retirement from that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr B P Gilbertson
Date of last notice	15 November 2002
Date that director ceased to be a director	5 January 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities
415 050 ordinary shares in BHP Billiton Plc

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest; and
- the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest	Number & class of securities
Vidacos Nominees Limited (trustee)	286 379 ordinary shares in BHP Billiton Plc
Billiton ESOP Trustee Limited a/c GILB (trustee)	259 854 ordinary shares in BHP Billiton Plc

Part 3 – Director's interests in contracts other than as described in Part 4

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest relates	—

Part 4 - Director's interests in options or other rights granted by the entities

Date of grant	8.11.01 Restricted Share Awards (292 577) 8.11.01 Co-Investment Plan (100 945) 12.11.02 Performance Shares (366 589)
Period during which or date on which exercisable	Restricted Share Awards – 3 years from date of grant Co-Investment Plan – 2 and 4 years from date of grant Performance Shares – not before 1.7.2005
Total amount paid (if any) for the grant	Nil – Restricted Share Awards Nil – Performance Shares £3.0375 – for each committed share under the Co-Investment Plan (Nil for matching shares)
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil
Total number of securities over which options or other rights held at the date of this notice	760 111
Any additional information	—

Part 5 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Ms E A Hobley – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E A Hobley Tel: +44 20 7747 3854 Fax: +44 20 7747 3852